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                              September 19, 2022

       Ari Bousbib
       Chairman, Chief Executive Officer and President
       IQVIA Holdings, Inc.
       4820 Emperor Blvd.
       Durham, NC 27703

                                                        Re: IQVIA Holdings,
Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 12,
2022
                                                            File No. 001-35907

       Dear Mr. Bousbib:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed April 12, 2022

       General

   1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing
your specific characteristics or circumstances. In your discussion, please also address how
the experience of your Lead Director is brought to bear in
                                                        connection with your
board   s role in risk oversight.
   2. Please expand upon the role that your Lead Director plays in the leadership of the board.
                                                        For example, please
enhance your disclosure to address whether or not your Lead Director may:

                                                              represent the
board in communications with shareholders and other stakeholders;
                                                              require board
consideration of, and/or override your CEO on, any risk matters; or
                                                              provide input on
design of the board itself.
 Ari Bousbib
FirstName LastNameAri
IQVIA Holdings, Inc. Bousbib
Comapany 19,
September NameIQVIA
              2022     Holdings, Inc.
September
Page 2    19, 2022 Page 2
FirstName LastName
3. Please expand upon how your board administers its risk oversight function. For example, please disclose:

                why your board elected to retain direct oversight responsibility for specific risks, such as social and environmental matters, rather than assign oversight to a board committee;
                the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
                whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
                how the board interacts with management to address existing risks and identify significant emerging risks;
                whether you have a Chief Compliance Officer and to whom this position reports; and
                how your risk oversight process aligns with your disclosure controls and procedures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christopher Dunham at (202) 551-3783 or Amanda Ravitz at
(202) 551-
3412 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Disclosure
Review Program